UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bowen Acquisition Corp

(Name of Issuer)

Ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G12729110

(CUSIP Number)

Na Gai

Bowen Acquisition Corp

420 Lexington Avenue, Suite 2446

New York, NY 10170

Tel: (203) 998-5540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Createcharm Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,497,532 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 1,497,532 shares
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,497,352 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Based on 9,166,500 ordinary shares outstanding, as indicated in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 9, 2023.

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SCHEDULE 13D

This Schedule 13D is filed on behalf of Createcharm Holdings Ltd. (“Holding”) with respect to the ordinary shares, par value $0.0001 per share (“ordinary shares”), of Bowen Acquisition Corp (the “Issuer”).

Item 1. Security and Issuer

Security:	Ordinary shares

Issuer:	Bowen Acquisition Corp
420 Lexington Avenue, Suite 2446 New York, New York 10170

Item 2. Identity and Background

(a) The reporting person is Createcharm Holdings Ltd.

(b) The business address of Holding is 420 Lexington Avenue, Suite 2446, New York, New York 10170.

(c) Holding is a private investor.

(d) During the past five years, Holding has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Holding has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Holding is a British Virgin Islands company.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used by Holding to acquire the securities reported on in this Schedule 13D was its working capital. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4. Purpose of the Transaction

In February 2023, Holding acquired an aggregate of 1,155,750 ordinary shares from Bowen Holding LP for an aggregate purchase price of $16,750.

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On July 14, 2023, in a private placement taking place simultaneously with the Issuer’s initial public offering (“IPO”), Holding purchased 330,000 units of the issuer (“Private Units”), each Private Unit consisting of one ordinary share and one right, each to receive one-tenth of one ordinary share upon completion of a business combination. The Private Units were purchased at a price of $10.00 per Private Unit, for an aggregate purchase price of $3,300,000. On July 17, 2023, Holding purchased an additional 31,500 Private Units for an aggregate purchase price of $315,000.

Holding made the acquisitions reported in this Schedule 13D as a sponsor of the Issuer and in support of the Issuer’s business plan. Holding may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, including as a result of ownership of the rights referred to above. However, Holding does not have any other agreements to acquire additional ordinary shares at this time.

Na Gai, the sole director and shareholder of Holding, is the Chairwoman of the Board of the Issuer. The Issuer’s business plan is to enter into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination (“Business Combination”). Accordingly, Ms. Gai is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors to consummate a Business Combination. To this end, on January 18, 2024, the Issuer entered into an Agreement and Plan of Reorganization (“Merger Agreement”) with Bowen Merger Sub, a Cayman Islands exempted company and a wholly owned subsidiary of Issuer (“Merger Sub”), Shenzhen Qianzhi BioTechnology Co. Ltd., a company incorporated in the People’s Republic of China and a wholly owned subsidiary of NewCo (as defined below) (the “Company”), and Qianzhi Group Holding (Cayman) Limited, a newly formed Cayman Islands company (“NewCo”), which provides for a Business Combination between the Issuer and the Company.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, Holding does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

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Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of ordinary shares beneficially owned by Holding on the basis of a total of 9,166,500 ordinary shares of the Issuer outstanding as of November 9, 2023, are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	1,497,532	16.3%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	1,497,532	16.3%
ii.	Shared power to vote or to direct the vote:	0	0%
iii.	Sole power to dispose or to direct the disposition of:	1,497,532	16.3%
iv.	Shared power to dispose or to direct the disposition of:	0	0%

(c) Holding is the beneficial owner of an aggregate of 1,497,532 of the Issuer’s ordinary shares, or approximately 16.3% of the Issuer’s outstanding ordinary shares. Does not include 36,150 of the Issuer’s ordinary shares which may be issued upon conversion of rights held by Holdings.

(d) Not applicable.

(e) During the 60 days preceding the date of this report, Holding has not effected any transactions in the Issuer’s ordinary shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Holding is party to a Registration Rights Agreement, dated July 11, 2023, by and among the Issuer, the initial shareholders of the Issuer (including Holding) and certain other parties thereto (“Registration Rights Agreement”) and a Letter Agreement, dated July 11, 2023, by and among the Issuer, EarlyBirdCapital, Inc. and Holding (“Insider Letter Agreement”).

Pursuant to the Registration Rights Agreement, the initial shareholders, including Holding, and the other parties thereto are entitled to registration rights for the ordinary shares held by them immediately prior to the Issuer’s IPO (“Initial Shares”) as well as the securities underlying the Private Units. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of the Issuer’s Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Pursuant to the Insider Letter Agreement, Holding agreed, among other things, to vote all shares owned by it, subject to applicable securities laws, in favor of a proposed Business Combination, not to sell or transfer any Insider Shares or Private Units, subject to certain exceptions, until certain periods of time set forth in the Insider Letter Agreement and that he would not seek redemption rights with respect to any Insider Shares or ordinary shares included in the Private Units.

Item 7. Material to be Filed as Exhibits

1. Registration Rights Agreement, dated July 11, 2023, by and among the Issuer and the other parties thereto (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 14, 2023).

2. Letter Agreement, dated July 11, 2023, by and among the Issuer, EarlyBirdCapital, Inc. and Holding (Incorporated by reference to Exhibit 10.2 to the Issuers Registration Statement on Form S-1 filed on June 13, 2023).

3. Subscription Agreement for Private Units (Incorporated by reference to Exhibit 10.5 to the Issuers Registration Statement on Form S-1 filed on June 13, 2023).

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2024

CREATECHARM HOLDINGS LTD.

	By:	/s/ Na Gai
	Name:	Na Gai
	Title:	Managing Member